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                                                               NEWS ANNOUNCEMENT



CONTACT:
Richard Gaetz, President/CEO                    Robert Rinderman
Kevin Glass, VP Finance/CFO                     Purdy Tran
Vitran Corporation Inc.                         Jaffoni & Collins Incorporated
416/596-7664                                    212/835-8500 or VVN@JCIR.COM

FOR IMMEDIATE RELEASE

           VITRAN PRICES PUBLIC EQUITY OFFERING AT US$13.75 PER SHARE


TORONTO, ONTARIO (December 17, 2003) - Vitran Corporation Inc. (TSX: VTN.A, AMX:
VVN), a North American transportation and logistics firm, today announced that it has executed an underwriting agreement with respect to the public offering announced on November 26, 2003 for the sale by the Company of 2,000,000 common shares at a price of US$13.75 per share (CDN$18.13 per share). The Company has granted the underwriters a 30-day option to purchase up to 300,000 common shares at the offering price to cover over-allotments. If the underwriters fully exercise their over-allotment option for 300,000 additional shares, gross proceeds to Vitran will be approximately US$31.6 million (CDN$41.7 million). The offering is expected to close on December 19, 2003.

Vitran intends to use the net proceeds from the offering, estimated to be US$25.5 million (CDN$33.7 million) after deducting underwriting commissions and other estimated expenses, but prior to any exercise of the over-allotment option, to fund possible acquisitions and fund capital expenditures. Net proceeds from the offering may also be used to repay outstanding indebtedness under Vitran's credit facilities.

Avondale Partners, LLC is serving as lead manager of the equity offering. Stephens Inc. is a U.S. co-manager and Orion Securities Inc. and Paradigm Capital Inc. are Canadian co-managers of the equity offering.

Copies of the prospectus relating to the offering may be obtained from the underwriters at:

Avondale Partners             Stephens Inc.             Orion Securities       Paradigm Capital Inc.
Investment Banking            Investment Banking        Investment Banking     Corporate Finance
Two American Center           111 Center Street         181 Bay St., Ste 3100  95 Wellington St W, #2101
3102 West End Ave, Ste 1100   Little Rock, AR  72201    PO Box 830             Toronto, ON  M5J 2N7
Nashville, TN  37203          800-643-9691              Toronto, ON M5J 2T3    416-361-9892
Tel:  615-467-3500                                      416-864-3500

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The public offering is being made by means of a prospectus. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

ABOUT VITRAN CORPORATION INC.
Vitran Corporation Inc. is a North American group of transportation companies offering less-than-truckload, logistics, truckload, and freight brokerage services. To find out more about Vitran Corporation Inc. (TSX: VTN.A, AMX: VVN), visit our website at WWW.VITRAN.COM.

STATEMENTS IN THIS PRESS RELEASE REGARDING THE OFFERING OF VITRAN CLASS A SHARES AND THE EXPECTED USE OF THE PROCEEDS FROM SUCH OFFERING AND ANY OTHER STATEMENTS, MANAGEMENTS' FUTURE EXPECTATIONS, BELIEFS, GOALS, PLANS OR PROSPECTS CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ANY STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL FACT (INCLUDING STATEMENTS CONTAINING THE WORDS "BELIEVES," "PLANS," "ANTICIPATES," "EXPECTS," "ESTIMATES" AND SIMILAR EXPRESSIONS) SHOULD ALSO BE CONSIDERED TO BE FORWARD-LOOKING STATEMENTS. THERE ARE A NUMBER OF IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS OR EVENTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING: THE FAILURE OF VITRAN TO COMPLETE THE OFFERING OR THE FAILURE TO ALLOCATE THE PROCEEDS OF THE OFFERING EFFECTIVELY OR USE THE PROCEEDS BENEFICIALLY, OTHER FACTORS REFERENCED IN VITRAN'S REGULATORY FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE CANADIAN SECURITIES REGULATORS AND ANY OTHER FACTORS THAT MAY AFFECT PERFORMANCE. GIVEN THESE UNCERTAINTIES, READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. VITRAN DISCLAIMS ANY OBLIGATION TO UPDATE ANY SUCH FACTORS OR TO PUBLICLY ANNOUNCE THE RESULT OF ANY REVISIONS TO ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT FUTURE RESULTS, EVENTS OR DEVELOPMENTS.

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